March 11, 2020

John Carroll
Chief Executive Officer
Act II Global Acquisition Corp.
745 5th Avenue
New York, NY 10151

        Re: Act II Global Acquisition Corp.
            Registration Statement on Form S-4
            Filed February 14, 2020
            File No. 333-236459

Dear Mr. Carroll:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed February 14, 2020

General

1. Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X.
       Please also update the pro forma financial information, as applicable. What vote is required . . .?, page xxi

2. Disclose the minimum number of shares that would be required to approve each proposal, assuming only a quorum is present and that the Sponsor voted in favor of the proposal.
Act II's Board of Directors' Reasons for the Business Combination, page 9

3. Please expand the disclosure in the third bullet point on page 11 to identify the "outside advisers."
 John Carroll
Act II Global Acquisition Corp.
March 11, 2020
Page 2
Sources and Uses of Funds for the Business Combination, page 19

4. If any of the funds to be used to complete the business combination will go to your affiliates, as suggested by the third bullet on page 18, please revise to quantify the amount.
Pro Forma Condensed Combined Income Statement, page 26

5. We note that the amounts in the column for ACT II for the nine months ended September
         30, 2019 and the year ended December 31, 2018 are exactly the same. Given your disclosure under basis of presentation on page F-51 that the Company had no activity for the period from August 16, 2018(formation) through December 31, 2018, please tell us why you believe this presentation is appropriate. Refer to Rule 11-02 of Regulation S-X.
6. With regards to notes "a" through "e" on the pro forma combined income statements, please tell us how you determined these adjustment or reference where the notes for these adjustment can be found elsewhere in the filing.
We are heavily dependent on certain of our customers, page 37

7. Please expand the disclosure in the second paragraph of this risk factor to identify the customer and disclose the percentage of your revenues from the customer in 2019.
Changes in Mafco Worldwide's relationships with its suppliers, page 38

8. Please expand the disclosure in this risk factor or the disclosure on page 187 to disclose the material terms of the supply agreement and its duration.
Because Act II is incorporated under the laws of the Cayman Islands, page 49

9. Please file as an exhibit the consent of counsel mentioned in the second full paragraph on page 50.
Background of the Business Combination, page 101

10. Please revise to clarify the reason for the change in consideration dated December 11,
         2019, as mentioned on page 104. Also revise to clarify the reasons for the reduction dated
         January 21 and 22, 2020, including the "feedback" provided and who provided that feedback.
Unaudited Pro Forma Condensed Combined Financial Information
Pro Forma Combined Balance Sheet, page 155
FirstName LastNameJohn Carroll
11. Please revise your balance sheet to show the number of shares authorized, issued and
Comapany NameAct II Global Acquisition Corp.basis.
       outstanding on a historical and pro forma
March 11, 2020 Page 2
FirstName LastName
 John Carroll
FirstName LastNameJohnCorp.
Act II Global Acquisition Carroll
Comapany2020
March 11, NameAct II Global Acquisition Corp.
March 11, 2020 Page 3
Page 3
FirstName LastName
Pro Forma Adjustments to the Income Statements:, page 158

12. In regards to adjustment (a), please clearly disclose how you determined the amount of amortization for the nine month ended September 30, 2019 and the year ended December
         31, 2018. Please disclose how you determined the fair value of your intangible assets.
         Please also disclose the different asset classes and the useful lives used to determine amortization expense.
13. In regards to adjustment (d), you indicate that this represents the elimination of the Seller parent company overhead allocation for the year ended December 31, 2018. Given your disclosure about the relationship with the Seller parent and allocations on page F-16, please tell us how you determined that this adjustment was factually supportable.
14. In regards to adjustment (e), you appear to discuss both estimated income tax effect and pro forma earnings per share information. Please revise your disclosure to discuss these items in separate notes to the pro forma financial statement. In addition, specifically expand your disclosure to discuss the income tax rate used.
Security Ownership of Certain Beneficial Owners and Management, page 171

15. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the entities mentioned in the table on page 172 and in the table on page 214.
Executive Compensation Arrangements, page 208

16. Please file as exhibits the employment agreements mentioned in this section.
Registration Rights, page 217

17. Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1. Where you can find more information; Incorporation by Reference, page 230

18. Please clarify how you concluded that you are eligible to incorporate by reference into this registration statement. We note, for example, that it does not appear you have been subject to the Exchange Act's reporting requirements for twelve calendar months.
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-13

19. We note your disaggregated revenue by product disclosure. Please tell us what consideration you gave to expanding your disclosure to also include your disaggregated revenue by operating segment. Refer to ASC 606-10-55-89.
 John Carroll
Act II Global Acquisition Corp.
March 11, 2020
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ernest Greene at 202-551-3733 or John Cash, Accounting Branch
Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek, Senior
Attorney, at 202-551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn Carroll
                                                           Division of
Corporation Finance
Comapany NameAct II Global Acquisition Corp.
                                                           Office of
Manufacturing
March 11, 2020 Page 4
cc:       Christopher P. Giordano, Esq.
FirstName LastName